SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

TOWERSTREAM CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

892000 308

(CUSIP Number)

October 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

CUSIP No. 892000 308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 5,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 21,607 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 21,607 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,607 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.75% (based on 394,399 shares of common stock outstanding as of October 24, 2017)
12	TYPE OF REPORTING PERSON IN
________________
(1)
Represents 21,607 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”). Barry Honig is the trustee of 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.
(2)
Represents (i) 5,000 shares of common stock held by Mr. Honig and (ii) 21,607 shares of common stock held by 401K.

CUSIP No. 892000 308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 21,607 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 21,607 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,607 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.48% (based on 394,399 shares of common stock outstanding as of October 24, 2017)
12	TYPE OF REPORTING PERSON* OO
________________
(1)
Represents 21,607 shares of common stock held by 401K. Barry Honig is the trustee of 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.

Item 1(a).                    Name of Issuer:

Towerstream Corp., a Delaware corporation (“Issuer”).

Item 1(b).                    Address of Issuer's Principal Executive Offices:

88 Silva Lane, Middletown, RI 02842

Item 2(a).                    Name of Person Filing.

The statement is filed on behalf of Barry Honig and 401K (collectively, the “Reporting Person”).

Item 2(b).                    Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                    Citizenship.

Barry Honig is a citizen of the United States. 401K is organized in the State of Florida.

Item 2(d).                    Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                    CUSIP Number.

892000 308

Item 3.                        Type of Person

Not applicable.

Item 4.                        Ownership.

(a)
Amount beneficially owned: 26,607 (1)

(b)
Percent of class: 6.75% (based on 394,399 shares of common stock outstanding as of October 24, 2017)

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 5,000
(ii)
Shared power to vote or to direct the vote: 21,607 (2)
(iii)
Sole power to dispose or to direct the disposition of: 5,000
(iv)
Shared power to dispose or to direct the disposition of: 21,607 (2)
________________
(1)
Represents (i) 5,000 shares of common stock held by Mr. Honig and (ii) 21,607 shares of common stock held by 401K. Mr. Honig is the trustee of 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.
(2)
Represents 21,607 shares of common stock held by 401K.

Item 5.                     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.                   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2017	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401K
Date: November 6, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee